October 17, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Robert Seguso, President
Seguso Holdings, Inc.
3405 54th Drive West, Suite G102
Bradenton, FL 34210

Re: Seguso Holdings, Inc.
Form SB-2, Amendment 4 filed October 4, 2007
File No. 333-122697

Dear Mr. Seguso:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Other Regulatory</u>

1. In your May 15, 2007 response to prior comment 2 of our letter dated March 12, 2007, you indicated that you would file the letter required by Item 304(a)(3) of Regulation S-B as Exhibit 16.1 with your amended SB-2. It does not appear that you have filed this exhibit. Please amend to provide this exhibit.

2. Please provide a current consent of your independent account in any amendment to the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Healthcare Services

cc: Elliot H. Lutzker, Esq.
       By facsimile to (212) 262-5152